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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

10028206

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND 05 EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48055

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Larkspur Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert C. Mayer Jr. — 212-376-5790
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

406 Lippincott Drive Suite J	Marlton	New Jersey	08053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Robert C. Mayer, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Larkspur Capital Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

KENNETH A. HICKS
Notary Public, State of New York
No. 31-4861911
Qualified in New York County
Commission Expires 5/19/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARKSPUR CAPITAL CORPORATION

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information	
Schedule I - Computation of Net Capital Under Rule 15c3-1of the Securities and Exchange Commission	9
Schedule II – Statement Regarding SEC Rule 15c3-3	10
Independent Auditors' Report on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission	11

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Larkspur Capital Corporation

We have audited the accompanying statement of financial condition of Larkspur Capital Corporation as of December 31, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Larkspur Capital Corporation as of December 31, 2009 and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 25, 2010

406 LIPPINCOTT DRIVE, SUITE J, MARLTON, NJ 08053 T 856.355.5900 F 856.396.0022 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

LARKSPUR CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS		
Cash	$	18,120
	$	18,120
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$	10,750
Commitments and Contingencies		
Stockholders' equity		
Common stock, no par value, authorized 200 shares, 100 shares issued and outstanding		10,000
Additional paid-in capital		824,056
Accumulated deficit		(826,686)
		7,370
	$	18,120

See notes to financial statements.

LARKSPUR CAPITAL CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2009

Revenues		
Investment banking fees	$	52,500
Other		190
		52,690
Expenses		
Employee compensation		41,615
Occupancy		131,207
General and administrative		22,951
Professional fees		37,628
Office		24,209
Travel and entertainment		11,529
Consulting fees		20,321
		289,460
Loss from operations		(236,770)
Other income-insurance reimbursement		12,500
Net loss	$	(224,270)

See notes to financial statements.

LARKSPUR CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2009

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2009	100	$ 10,000	$ 607,056	$ (602,416)	$ 14,640
Capital contribution	-	-	217,000	-	217,000
Net loss	-	-	-	(224,270)	(224,270)
Balance, December 31, 2009	100	$ 10,000	$ 824,056	$ (826,686)	$ 7,370

See notes to financial statements.

LARKSPUR CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities		
Net loss	$	(224,270)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities		
Accrued expenses		(4,250)
Net cash used in operating activities		(228,520)
Cash flows from financing activities		
Capital contribution		217,000
Net decrease in cash		(11,520)
Cash, beginning of year		29,640
Cash, end of year	$	18,120

See notes to financial statements.

LARKSPUR CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Larkspur Capital Corporation (the "Company") is a Delaware corporation. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority ("FINRA") operating as a placement agent, specializing in private placements of securities and financial advisory services.

The Company does not hold funds or securities for customers and does not carry accounts for customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

The stockholders have represented they will continue to make capital contributions to the Company to ensure the continued operations of the Company and compliance with capital requirements through December 31, 2010.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Concentration of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Revenue Recognition
Investment banking fees are recorded on an accrual basis. Fees received in advance of services rendered are deferred until earned.

Income Taxes
The Company has elected S Corporation status for Federal and New York State income tax purposes. Under these elections, the Company's taxable income is includable by the stockholders on their individual income tax returns. Tthe Company makes no provision for Federal income tax and New York State. New York City does not recognize S corporation status, and therefore provisions are made for New York City general corporation tax, as applicable.

The Company is no longer subject to examination by Federal and state taxing authorities for years prior to 2006.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events
These financial statements were approved by management and available for issuance on February 25, 2010. Management has evaluated subsequent events through this date.

2 - COMMITMENTS

The Company leases office space in New York City through December 31, 2011 at an annual rental of $125,300, exclusive of required payments for increases in electricity and operating expenses over base period amounts.

The future minimum rentals, exclusive of electricity and operating expenses, are as follows:

Year Ending December 31,	
2010	$ 125,300
2011	125,300
	$ 250,600

Rent expense, including electricity and operating expenses, for the year ended December 31, 2009 was $131,207.

3 - MAJOR CUSTOMER

Investment banking fees from one customer were 57% of total consulting fees for the year ended December 31, 2009.

4 - RETIREMENT PLAN

The Company has a defined contribution Simplified Employee Pension Plan ("Plan") covering substantially all of its employees. Contributions to the Plan are at the discretion of the Company. There were no contributions made by the Company for the year ended December 31, 2009.

5 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. As of December 31, 2009, the Company had net capital of $7,370 which exceeded requirements by $2,370. The ratio of aggregate indebtedness to net capital was 1.46 to 1 at December 31, 2009.

6 - CONTINGENCIES

The Company has filed suit against one of its clients for breach of contracts. In response to such action, the client filed counterclaim against the Company seeking a return of a retainer paid to the Company in the amount of $10,000. Outside counsel for the Company has advised that the case is still in its preliminary stages and the Company is vigorously pursuing its claims and defenses.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2009

LARKSPUR CAPITAL CORPORATION

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

Computation of net capital		
Total stockholders' equity	$	7,370
Deductions and/or charges		
Non-allowable assets		-
Net capital	$	7,370
Computation of aggregate indebtedness		
Accounts payable, accrued expenses and other liabilities includable in aggregate indebtedness	$	10,750
Aggregate indebtedness	$	10,750
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	717
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	2,370
Excess net capital at 1000 percent	$	6,295
Ratio - Aggregate indebtedness to net capital		1.46 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	7,370
Increase (decreases) resulting from December 31, 2009 audit adjustments, net		-
Net capital, as included in this report	$	7,370

LARKSPUR CAPITAL CORPORATION

SCHEDULE II

STATEMENT REGARDING SEC RULE 15c3-3

DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii) of that Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholders
Larkspur Capital Corporation

In planning and performing our audit of the financial statements of Larkspur Capital Corporation (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

Marlton, New Jersey
February 25, 2010

LARKSPUR CAPITAL CORPORATION
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-48055

YEAR ENDED DECEMBER 31, 2009

AND

INDEPENDENT AUDITORS' REPORT

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS